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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             CREATIVE GAMING, INC.
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                               (Name of Issuer)

                                  COMMON STOCK
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                        (Title of Class of Securities)

                                  22528E 30 4
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                                (CUSIP Number)

            STEPHEN A. ZRENDA, JR., STEPHEN A. ZRENDA, JR., P.C.,
                        100 NORTH BROADWAY, SUITE 1520,
              OKLAHOMA CITY, OKLAHOMA 71302-8601; (405) 235-2111
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              SEPTEMBER 29, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.  [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page 7
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                                 SCHEDULE 13D

                            CUSIP NO.   22528E 30 4


       ARTHUR L. MALONE, JR.                           SSN ###-##-####
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(1)    Names of Reporting Person.             S.S. or I.R.S. Identification No.
                                                       of Above Person

       NOT APPLICABLE
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(2)    Check the Appropriate Box if a Member  (a)  [ ]
       of a Group*                            (b)  [ ]


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(3)    SEC Use Only

       PF
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(4)    Source of Funds*


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(5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e) [ ]

       UNITED STATES
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(6)    Citizenship or Place of Organization

Number of Shares          (7) Sole Voting Power
  Beneficially Owned      1,344,000 SHARES, 12% CONVERTIBLE REDEEMABLE PREFERRED
  by Each Reporting       ------------------------------------------------------
  Person With             STOCK, SERIES C
                          ------------------------------------------------------

                          (8) Shared Voting Power
                              N/A
                          ------------------------------------------------------

                          (9) Sole Dispositive Power
                          1,344,000 SHARES, SERIES C PREFERRED STOCK, AND
                          ------------------------------------------------------

                          ------------------------------------------------------

                          (10) Shared Dispositive Power
                              N/A
                          ------------------------------------------------------


1,344,000 SHARES OF 12% CONVERTIBLE REDEEMABLE PREFERRED STOCK, SERIES C
--------------------------------------------------------------------------------

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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

EXCLUDES A WARRANT TO PURCHASE 875,000 SHARES OF COMMON STOCK
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(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

67.2% OF 12% CONVERTIBLE REDEEMABLE PREFERRED STOCK, SERIES C, and 2.7% OF COMMON STOCK ASSUMING EXERCISE OF A WARRANT
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(13)   Percent of Class Represented by Amount in Row (11)

       IN
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(14)   Type of Reporting Person*

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.   SECURITY AND ISSUER

     This statement relates to the 12% Convertible Redeemable Preferred Stock, Series C and the Common Stock, no par value (the "Common Stock"), and other securities of Creative Gaming, Inc., a New Jersey corporation (the "Issuer"), which has its principal executive offices at 150 Morris Avenue, Suite 205, Springfield, New Jersey 07081.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement relates to the securities of the Issuer that were acquired by Arthur L. Malone, Jr. ("Malone"). The principal occupation of Malone is a business consultant regarding public relations, corporate finance, and business acquisitions. His business address is 638 Lindero Canyon Road, P.O. Box 386, Agoura Hills, California 91301.

     Mr. Malone has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Malone is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Malone purchased 1,344,000 shares of the 12% Convertible Redeemable Preferred Stock, Series C, $0.02 par value ("Series C Preferred Stock"), and a warrant to purchase 875,000 shares, of the Common Stock of the Issuer, for the total amount of $33,000, effective September 29, 1997. Each share of Series C Preferred Stock is convertible into 2.325 shares of the Common Stock of the Issuer. The purchase was made from the personal funds of Malone, without loans or other financing arrangements.

     Malone previously acquired 700,000 shares of Common Stock of the Issuer prior to September 29, 1997, for $20,000 and for consulting services.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisition of the securities of the Issuer by Malone was for investment purposes.

     (a) There are no current plans or proposals by Malone to acquire any additional securities of the Issuer, or to dispose of any securities of the Issuer.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There is a proposal to fill the three present vacancies on the Board of Directors of the Issuer, which has an authorized number of five members. There are no plans to change the total authorized number of directors

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(5) on the Board of Directors, or to change their term of office. No persons have been selected or appointed to serve as new directors to fill the existing vacancies at this time.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals to makes material changes in the Issuer's business or corporate structure; except that the Board of Directors recently authorized a one-for-thirty reverse stock split.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from NASDAQ. However, the NASD has recently notified the Issuer that it does not presently meet its minimum trading price listing requirement, and has been notified of a hearing to be held on October 16, 1997, to consider the delisting of the Common Stock from the NASDAQ market. The Issuer recently authorized a 1 for 30 reverse stock split in an effort to remedy the minimum trading price issue with the NASD.

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Malone is the direct beneficial owner of 1,344,000 shares of the Series C Preferred Stock of the Issuer; and of a warrant to purchase 875,000 shares of Common Stock of the Issuer at an exercise price of $.10 per share for a two-year term ending September 29, 1999.

      Malone purchased the 1,344,000 shares of Series C Preferred Stock and Warrant for $33,000, and used his personal funds without any loans or other financing arrangements.

     Each share of Series C Preferred Stock is convertible into 2.325 shares of the Common Stock of the Company. As a result, the 1,344,000 shares of the Series C Preferred Stock held by Malone is convertible into 3,124,000 shares of the Common Stock of the Company. The holders of Series C Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock in which the Series C Preferred Stock could be converted.

     Based upon his ownership of 1,344,000 shares of Series C Preferred Stock, Malone presently holds 10.1% of the voting securities of the Company (12.5% assuming the exercise of the Warrant to purchase 875,000 shares of Common Stock).

     The Company has recently authorized a one-for-thirty reverse stock split. Because the terms of the acquisition of the Series C Preferred Stock and Warrant provide that the shares of Common Stock into which such securities are convertible are not subject to the reverse stock split (anti-dilution provision), the percentage of voting securities held by Malone will increase to 56.5% of the Company's voting securities after the reverse stock split (62.5% assuming the exercise of the Warrant to purchase 875,000 shares of Common Stock).

      Under the terms of the purchase, Malone has registration rights and the right to nominate at least two directors to be appointed to the Board of Directors of the Company.

     (b) Malone has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No purchases or sales of the Common Stock of the Issuer have been made by Malone during the past 60 days, except that Malone purchased and sold 9,000 shares of Common Stock and transferred 16,000 shares of Common Stock within the previous 60 days.

     (d) To the best knowledge of Malone, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned Malone.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Malone.

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     Malone is entitled to certain rights regarding the registration of the securities of the Issuer held by Malone.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. 12% Convertible Redeemable Preferred Stock, Series C Purchase Agreement dated September 29, 1997.

     2.   Warrant dated September 29, 1997.

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                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, he certifies that the information set forth in this statement is true, correct and complete.


October 8, 1997                              /s/ Arthur L. Malone, Jr.
                                             ---------------------------------
                                             Arthur L. Malone, Jr.

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                                 EXHIBIT INDEX
                                 -------------

1. 12% Convertible Redeemable Preferred Stock, Series C Purchase Agreement dated September 29, 1997.

2.   Warrant dated September 29, 1997.


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